SIRICOMM, INC.
                         2900 Davis Boulevard, Suite 130
                                Joplin, MO 64804
                                 (417) 626-9961


                                 March 12, 2003



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, DC  20549

         Re: SiriCOMM, Inc. - Registration Statement on Form S-8 Registering 716,000 shares of Common Stock
                  (Registration No. 333-102149)

Ladies and Gentlemen:

         Reference is hereby made to the above-referenced Registration Statement which has been filed with the Securities and Exchange Commission by SiriCOMM, Inc. (the "Company") on December 23, 2002.

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by the Company to withdraw the Registration Statement. The shares of common stock registered in the Registration Statement were issued to a consultant who has not provided services to the Company as detailed in its consulting agreement. Accordingly, the Company and the consultant have agreed to terminate the consulting agreement and the consultant has agreed to return the shares of common stock to the Company. In addition, no shares of common stock have been offered or sold by the selling shareholders pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477.

         Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

         If you have any questions regarding this application, please contact the Company's legal counsel, Joel C. Schneider of Sommer & Schneider LLP at
(516) 228-8181.

                                                    Very truly yours,

                                                    SIRICOMM, INC.


                                                     /s/ Henry P. Hoffman
                                                    ----------------------------
                                                    Henry P. Hoffman
                                                    Chief Executive Officer